UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 29, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 2Q16 UBS Group AG (consolidated) BIS Basel III leverage ratio information, published today by the registrants, which appears immediately following this page.

UBS Group AG (consolidated) BIS Basel III leverage ratio information

Second quarter 2016

This document provides BIS Basel III leverage ratio information as of 30 June 2016, as required by the revised FINMA Circular

2008 / 22 “Disclosure – banks.”

→   Refer to our second quarter 2016 report for information on our Swiss SRB leverage ratio as of 30 June 2016

→   Refer to “Basel III Pillar 3 First Half 2016 Report,” which will be available from 17 August 2016 under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors  for more information

→   Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations”  in the “Additional regulatory information” section of our Annual Report 2015 for more information

BIS Basel III leverage ratio disclosure requirements

The tables in the following section provide BIS leverage ratio information according to the current disclosure requirements.

The BIS leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD further includes an additional charge for counterparty credit risk related to securities financing transactions. In addition, balance sheet assets deducted from our tier 1 capital are excluded from LRD, resulting in a difference between phase-in and fully applied LRD for DTAs and net defined benefit pension plan assets.

The table “Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” below shows the difference between total IFRS assets per IFRS consolidation scope and the BIS total on-balance sheet exposures, which are the  starting point for calculating the BIS LRD as shown in the “BIS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BIS calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BIS leverage ratio rules and are therefore added back in separate exposure line items in the “BIS Basel III leverage ratio common disclosure” table on the next page.

→   Refer to our second quarter 2016 report for information on our Swiss SRB leverage ratio as of 30 June 2016

→   Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations”  in the “Additional regulatory information” section of our Annual Report 2015 for more information on the regulatory scope of consolidation

BIS Basel III leverage ratio

As of 30 June 2016, our BIS Basel III leverage ratio was 4.2% on a fully applied basis and 4.8% on a phase-in basis. The BIS Basel III LRD was CHF 898 billion on a fully applied basis and CHF 902 billion on a phase-in basis.

→   Refer to our second quarter 2016 report for information on our BIS Basel III leverage ratio movements

Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
CHF million	30.6.16
On-balance sheet exposures
IFRS total assets	989,397
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(15,154)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	0
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
Less carrying value of derivative financial instruments in IFRS total assets¹	(228,420)
Less carrying value of securities financing transactions in IFRS total assets²	(119,310)
Adjustments to accounting values	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	626,513
Asset amounts deducted in determining BIS Basel III tier 1 capital	(12,873)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	613,640

1 Consists of positive replacement values and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation.

The naming convention in the following table is based on BIS guidance and does not reflect UBS naming conventions.

BIS Basel III leverage ratio common disclosure

CHF million, except where indicated		30.6.16

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs¹, but including collateral	626,513
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(12,873)
3	Total on-balance sheet exposures (excluding derivatives and SFTs¹)	613,640

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	61,822
5	Add-on amounts for PFE² associated with all derivatives transactions	87,572
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(17,088)
8	(Exempted CCP³ leg of client-cleared trade exposures)	(15,286)
9	Adjusted effective notional amount of all written credit derivatives⁴	144,907
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)⁵	(140,714)
11	Total derivative exposures	121,213

	Securities financing transaction exposures
12	Gross SFT¹ assets (with no recognition of netting), after adjusting for sale accounting transactions	171,837
13	(Netted amounts of cash payables and cash receivables of gross SFT¹ assets)	(52,528)
14	CCR⁶ exposure for SFT¹ assets	10,433
15	Agent transaction exposures	0
16	Total securities financing transaction exposures	129,742

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	105,954
18	(Adjustments for conversion to credit equivalent amounts)	(68,119)
19	Total off-balance sheet items	37,836
	Total exposures (leverage ratio denominator), phase-in	902,431
	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)	(4,236)
	Total exposures (leverage ratio denominator), fully applied	898,195

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital	42,934
21	Total exposures (leverage ratio denominator)	902,431
	Leverage ratio
22	Basel III leverage ratio phase-in (%)	4.8

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	38,049
21	Total exposures (leverage ratio denominator)	898,195
	Leverage ratio
22	Basel III leverage ratio fully applied (%)	4.2

1 Securities financing transactions.    2 Potential future exposure – Current exposure method (CEM add-on) based on notional amounts.    3 Central cleared counterparties.    4 Includes protection sold including agency transactions.    5 Protection sold can be offset with protection bought on the same underlying reference entity provided the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.    6 Counterparty credit risk.

The naming convention in the following table is based on BIS guidance and does not reflect UBS naming conventions.

BIS Basel III leverage ratio summary comparison
CHF million		30.6.16
1	Total consolidated assets as per published financial statements	989,397
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation¹	(28,028)
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
4	Adjustments for derivative financial instruments	(107,207)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	10,433
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	37,836
7	Other adjustments	0
8	Leverage ratio exposure (leverage ratio denominator), phase-in	902,431
1 This item includes assets that are deducted from tier 1 capital.

BIS Basel III leverage ratio
CHF million, except where indicated
Phase-in	30.6.16	31.3.16	31.12.15	30.9.15
Total tier 1 capital	42,934	43,541	44,559	44,125
BIS total exposures (leverage ratio denominator)	902,431	910,000	904,014	941,216
BIS Basel III leverage ratio (%)	4.8	4.8	4.9	4.7

Fully applied	30.6.16	31.3.16	31.12.15	30.9.15
Total tier 1 capital	38,049	37,438	36,198	36,526
BIS total exposures (leverage ratio denominator)	898,195	905,801	897,607	935,536
BIS Basel III leverage ratio (%)	4.2	4.1	4.0	3.9

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s second quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  July 29, 2016